# Elementis plc

## Documents Furnished Under Cover of Letter Dated October 2, 2009

| Number | Document Description | Document Number | Date of Document |
|--------|---------------------|-----------------|------------------|
| 1. | HUG Regulatory Announcement | 1344939 | September 30, 2009 |

**SUPPL**

09047137

RECEIVED 2009 OCT 20 A 9: 13

# Regulatory Story

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**SEC File No. 82-34751**

| | |
|---|---|
| **Company** | Elementis PLC |
| **TIDM** | ELM |
| **Headline** | Total voting rights |
| **Released** | 13:19 30-Sep-2009 |
| **Number** | HUG1344939 |

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services
Authority's Disclosure and Transparency rules, the Company announces
that it has an issued and voting share capital of 448,083,403
ordinary shares of 5p each at 30 September 2009.  The Company holds
no such ordinary shares as treasury shares.

The above figure (448,083,403) may be used by shareholders as the
denominator when calculating their interests in the Company for the
purpose of determining whether they are required to notify their
interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

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